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                          August 27, 2020

       Chris Scott
       Chief Financial Officer and Corporate Secretary
       IRADIMED CORP
       1025 Willa Springs Drive
       Winter Springs, Florida 32708

                                                        Re: IRADIMED CORP
                                                            Registration
Statement on Form S-3
                                                            Filed August 20,
2020
                                                            File No. 333-248192

       Dear Mr. Scott:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jacqulyn L. Lewis